UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 18, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Northern California Bancorp

File No. 0-27666 - CF#26667

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Northern California Bancorp submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 13, 2011 and refiled, with reduced redactions, Form 10-K/As submitted on December 27, 2011 and January 6, 2012.

Based on representations by Northern California Bancorp that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(iii)   through November 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel